Exhibit 99.1

Kamada Announces FDA Approval of its Plasma Collection Center in San Antonio, Texas

●	San Antonio Center Cleared to Commence Commercial Sales of Normal Source Plasma

●	State of the Art Facility has Annual Collection Capacity of Approximately 50,000 Liters of Plasma and an Estimated Annual Revenue Contribution of $8 Million to $10 Million at its Full Capacity

●	The Center is Structured to Collect Normal Source Plasma and Specialty Plasma, such as Anti-Rabies and Anti-D; Anticipated to be One of the Largest Centers for Specialty Plasma Collection in the U.S.

REHOVOT, Israel, and HOBOKEN, NJ – March 26, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that the U.S. Food and Drug Administration (FDA) has approved Kamada Plasma’s collection center in San Antonio, TX. The approval was obtained following an on-site inspection made by the FDA during February 2026.

The center is now cleared to commence commercial sales of normal source plasma. The 11,100 square foot San Antonio facility supports up to 50 donor beds, with a planned capacity of approximately 50,000 liters per year at its full capacity, and is anticipated to be one of the largest collection centers for specialty plasma in the U.S.

“We are extremely pleased to announce the FDA approval of our state-of-the-art plasma collection center in San Antonio, and for the work of our dedicated team of plasma collection experts who achieved the approval of this facility,” said Amir London, Chief Executive Officer of Kamada. “Our three Texas-based sites, in Houston, San Antonio and Beaumont, provide us with significant capacity of specialty and normal source plasma collection.”

Following FDA’s approval of the San Antonio location, Kamada intends to seek a subsequent inspection and approval by the European Medicines Agency (EMA) of this site. The San Antonio center is expected to generate annual revenues of $8 million to $10 million in sales of normal source plasma at its full capacity.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two types of equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding 1) plasma collection center in San Antonio, TX has annual collection capacity of approximately 50,000 Liters of Plasma at its full capacity, 2) the San Antonio center expected to generate estimated annual revenue of $8 Million to $10 Million in sales of normal source plasma, at its full capacity, 3) the San Antonio center is anticipated to be one of the largest collection centers for specialty plasma in the U.S., 4) expectations that the Company’s three Texas-based sites, in Houston, San Antonio and Beaumont will provide significant capacity of specialty and normal source plasma collection, and 5) the Company’s intention to seek a subsequent inspection and approval by the European Medicines Agency (EMA) for its San Antonio center. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East with bombing of Iran by the U.S. and Israel, and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate it with its existing product portfolio, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com